National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions
and
Multilateral Instrument 11-102 Passport System

HARVEST ENERGY TRUST

RECEIPT

This is the receipt of the Alberta Securities Commission for the Short Form Prospectus of the above Issuer dated April 18, 2008 (the prospectus). This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Québec, Nova Scotia, New Brunswick, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon Territory, and Nunavut. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

DATED at Calgary, Alberta this April 18, 2008

"Blaine Young"
Blaine Young
Associate Director, Corporate Finance

SEDAR Project # 01247568